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                              October 16, 2023

       Mark Walker
       Chief Executive Officer
       Direct Digital Holdings, Inc.
       1177 West Loop South ,Suite 1310
       Houston, Texas 77027

                                                        Re: Direct Digital
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 001-41261

       Dear Mark Walker:

              We have reviewed your September 18. 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page 73

   1. We note your response to comment 2 with regard to buy-side advertising. You state you
                                                        offer    managed
advertising campaigns    to advertisers through Huddled Masses and
                                                        Orange142. Your Huddled
Masses website states you offer web design, marketing/sales
                                                        integration, conversion
rate optimization, analytics audits, creative/copy development, and media planning and
buying. In addition, your response refers to    consulting
                                                        services.    Please
clarify whether these offerings are components of    managed advertising
                                                        campaigns    or
separate offerings. If separate offerings (or available as separate offerings), it appears that your
revenue recognition accounting policy should address measurement and recognition of each
material offering type. Please advise.
 Mark Walker
FirstName  LastNameMark
Direct Digital Holdings, Inc.Walker
Comapany
October 16,NameDirect
            2023        Digital Holdings, Inc.
October
Page 2 16, 2023 Page 2
FirstName LastName
2. Please tell us whether, and the extent to which, the buy-side business derives revenue from programmatic purchase of advertising by advertisers not under a managed
         advertising campaign.    In this regard, we note your disclosure on
page 73 that you offer
         your buy-side service on both a fully managed and self-serve basis. If so, please provide us with your principal versus agent assessment for these transactions, including your consideration of the definition of control (ASC 606-10-25-25), how control is obtained
         (55-37A), and, if evaluated, the indicators of control (55-39). Please also tell us relevant contractual terms (rights and obligations) between you and both the end consumer
         (advertiser) and the other parties involved in providing the specified goods or services for these transactions.
3. We note your response to comment 2 with regard to sell-side advertising. You state your contracts with publishers (i.e., suppliers):

                provide you with    the right to sell    ads    in exchange for
a fixed rate for digital ad
              units sold.
                you are required to pay the publisher    a fixed rate    for
any ads you sell and    that rate
              is unaffected by the price paid by the advertisers.

         The former suggests your consideration does not vary based on the final price set in the marketplace while the latter suggests it does. In addition, on page 51 of your annual report
         you state,    we pay publishers a fee, which is typically a percentage
of the value of the ad
         impressions monetized through our platform.    Please clarify how your
consideration is
         determined and whether your use of the term    rate    with regard to
the amount you and the
         publisher retain means an absolute amount or a rate such as a percent of the auction price.
4. With regard to sell-side business, you state you control the digital ad units before they are transferred to advertisers because your contracts with publishers permit [you] to sell the
         digital ad units    to advertisers. Please tell us why you believe a
right to sell provides you
         control based on the definition of control (ASC 606-10-25-25) and the explanation of how control is obtained (55-37A). Please also tell us whether your right to sell is exclusive for the publishers you serve.
5.       With regard to the sell-side business, you state you are
responsible for fulfilling the
         promise to the customer    and you    take responsibility for the
acceptability of the digital
         ad units.    Please tell us what promise you are fulfilling and
explain how specifically you
         are primarily responsible for fulfillment. As part of your response, please tell us what your contracts and other material (such as marketing) say about primary responsibility, whether you have discretion in selecting the supplier (i.e., publisher) for a requested ad placement, whether you are primarily responsible for the performance of the publisher, and any other analysis relevant to the assessment of primary responsibility for fulfillment under 55-
         39a. Provide representative sell-side agreements with publishers and advertisers if they may be helpful in illustrating relevant contract terms.
6.       With regard to the sell-side business, you state you    purchase
advertising inventory from
 Mark Walker
Direct Digital Holdings, Inc.
October 16, 2023
Page 3
         publishers to sell to advertisers. Please clarify whether the
purchase    and    sale    take
         place instantaneously at the time someone loads a web or app page and you and other intermediaries find an advertiser desiring to place an ad for that individual. We note in your response you state you do not have inventory risk and, on page 61 of your annual
         report, that your sell-side platform    allows publishers to sell, in
real time, ad impressions
         to buyers.    Therefore, please clarify whether you    purchase    the
ad inventory or instead
         facilitate its sale to the advertiser.
7. With regard to the sell-side business, you state you have discretion to establish minimum prices. You also state you enter into master service agreements with publishers which, among other terms, set a fixed rate for content to be sold on Colossus SSP. In this regard, it appears that the minimum prices may be set by negotiation between you and publishers and that you can sell ads on behalf of the publisher-customers so long as the minimum price is obtained. Please confirm our understanding. In addition, because ads are sold through bids at auction, actual prices appear to be set by the market. If minimum prices are set by negotiation with publishers and final prices are ultimately set by the market, please advise why you believe you have discretion in pricing under 55-39c.
8.       You disclose on page 11 of your annual report,    We charge a standard
fee to our
         publishers for providing access to a host of media buyers on a daily
basis.    This appears to
         differ from transaction-based sell-side revenue generated by specific ad placements. Please quantify this revenue for us.
9. Please tell us whether, and to what extent, you recognize revenue on transactions involving both your buy-side and sell-side platforms and, if so, how you recognize revenue on such transactions (principal versus agent).
       Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMark Walker                                   Sincerely,
Comapany NameDirect Digital Holdings, Inc.
                                                                Division of
Corporation Finance
October 16, 2023 Page 3                                         Office of Trade
& Services
FirstName LastName